UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 35586 / May 13, 2025

In the Matter of

HPS Advisors, LLC,
HPS Corporate Lending Fund,
HPS Corporate Capital Solutions Fund, and
HPS Corporate Capital Solutions BDC

40 West 57th
Street, 33rd Floor
New York, NY 10019

(812-15750)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTIONS 18(a)(2), 18(c), 18(i) AND 61(a) OF THE
ACT

HPS Advisors, LLC, HPS Corporate Lending Fund, HPS Corporate Capital Solutions Fund, and
HPS Corporate Capital Solutions BDC filed an application on April 10, 2025, requesting an
order under section 6(c) of the Investment Company Act of 1940 ("Act") granting an exemption
from sections 18(a)(2), 18(c), 18(i) and 61(a) of the Act. The order permits certain closed-end
management investment companies that have elected to be regulated as business development
companies to issue multiple classes of shares with varying sales loads and to impose asset-based
distribution and/or service fees.

On April 17, 2025, a notice of the filing of the application was issued (Investment Company Act
Release No. 35542). The notice gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemption is appropriate in the public
interest and consistent with the protection of investors and the purposes fairly intended by the
policy and provisions of the Act.

Accordingly, in the matter of HPS Corporate Lending Fund, et al. (File No. 812-15750),

IT IS ORDERED, under section 6(c) of the Act, that the requested exemption from sections 18(a)(2), 18(c), 18(i) and 61(a) of the Act is granted, effective immediately, subject to the condition in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.